As filed with the Securities and Exchange Commission on August 18, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*
QAD INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Stock Appreciation Rights Relating to Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
74727D108
(CUSIP Number of Class of Securities underlying Common Stock)
Daniel Lender
Executive Vice President and Chief Financial Officer
QAD Inc.
100 Innovation Place
Santa Barbara, CA 93108
(805) 566-6000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:

Blase Dillingham, Esq. Manatt, Phelps & Phillips, LLP 11355 West Olympic Boulevard Los Angeles, CA 90064-1614	Angelee J. Harris, Esq. Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor Costa Mesa, CA 92626
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,828,100	$157.81

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that both options to purchase and stock settled appreciation rights relating to an aggregate of 4,339,773 shares of common stock of QAD Inc., par value $0.001 per share (“Common Stock”), having an aggregate value of $2,828,100 will be exchanged pursuant to this offer. The aggregate value is calculated based upon the Black-Scholes option pricing model as of June 11, 2009.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the aggregate transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 157.81	Filing Party: QAD Inc.
Form or Registration No.: 005-57385	Date Filed: June 17, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     EXPLANATORY NOTE
     This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on June 17, 2009, as amended by Amendment No. 1 filed on June 24, 2009 (“Amendment No. 1”), Amendment No. 2 filed on July 9, 2009 (“Amendment No. 2”) and Amendment No. 3 filed on July 16, 2009 (“Amendment No. 3”), relating to an offer by QAD Inc., a Delaware corporation (together with its subsidiaries, the “Company”, “QAD”, “we”, “our” or “us”), to certain employees, subject to specified conditions to exchange some or all of their outstanding stock options (“Options”) and stock-settled stock appreciation rights (“SARs”) relating to the Company’s common stock, par value $0.001 per share, in exchange for new stock-settled stock appreciation rights (“New SARs”) pursuant to the terms and conditions of the Offer to Exchange Certain Stock Options and Stock Appreciation Rights (“Exchange Offer”) originally filed as Exhibit 99.(a)(1)(A) to Schedule TO, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3.
     Amendment No. 4 is filed to report the results of the Exchange Offer by amending only the items of Schedule TO included below. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, unaffected items are not included herein. Except as specifically provided herein, the information contained in Schedule TO, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 remains unchanged.
     Amendment No. 4 should be read in conjunction with Schedule TO and Amendment No. 1, Amendment No. 2 and Amendment No. 3. All defined terms used in Amendment No. 4 have the same meaning as in the Exchange Offer.
ITEM 4. TERMS OF THE TRANSACTION.
Item 4 (a) of Schedule TO is hereby amended and supplemented by adding the following:
The Exchange Offer expired at 9:00 p.m., Pacific Time, on August 12, 2009. Options and SARs to purchase 3,378,161 shares of the Company’s common stock were validly tendered and not withdrawn. These surrendered equity awards represent 79% of the total shares subject to equity awards eligible for exchange in the Exchange Offer. Equity awards representing 5% of shares subject to surrendered equity awards were surrendered by Named Executive Officers.
We cancelled these surrendered equity awards as of August 13, 2009. In exchange for these surrendered equity awards, we issued New SARs to purchase an aggregate of 1,539,372 shares of the Company’s common stock. Of that aggregate amount, New SARs to purchase 117,588 shares of the Company’s common stock were issued to Named Executive Officers. The exercise price of the New SARs is $3.91, which was the closing price of the Company’s common stock on the NASDAQ Global Market on August 13, 2009.
ITEM 12.
Item 12. of Schedule TO is hereby amended and supplemented by adding the following exhibit: Exhibit Number 99.(a)(1)(Q). See the Index of Exhibits below.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QAD INC.

By:	/s/ Daniel Lender
Name:	Daniel Lender
Title:	EVP and Chief Financial Officer
Dated:	August 18, 2009

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Exchange Certain Stock Options and Stock Appreciation Rights, dated June 17, 2009.
99.(a)(1)(B)*	Form of email accompanying distribution of the Exchange Offer.
99.(a)(1)(C)*	Form of confirmation of receipt emails of election to participate in or withdrawal from the Exchange Offer.
99.(a)(1)(D)*	Form of reminder emails.
99.(a)(1)(E)*	Screen shots of Exchange Offer website (which includes the means for holders to elect to participate in or withdraw from the Exchange Offer).
99.(a)(1)(F)*	Transcript and slide presentation of explaining the Exchange Offer.
99.(a)(1)(G)*	Press release announcing commencement of Exchange Offer.
99.(a)(1)(H)*	QAD Inc. Annual Report on Form 10-K for its fiscal year ended January 31, 2009, filed with the Securities Exchange Commission on April 14, 2009 and incorporated herein by reference.
99.(a)(1)(I)*	QAD Inc. Quarterly Report on Form 10-Q for its quarter ended April 30, 2009, filed with the Securities Exchange Commission on June 10, 2009 and incorporated herein by reference.
99.(a)(1)(J)*	Email from Susan Turner, Director Global Tax, to employees of QAD.
99.(a)(1)(K)*	Form of emails to be distributed on the Exchange Date.
99.(a)(1)(L)*	Form of email from Pam Fack to be distributed to holders giving them individual grant details and access to New SAR agreement.
99.(a)(1)(M)*	Email from Susan Turner, Director Global Tax, to employees of QAD India Private Limited.
99.(a)(1)(N)*	Press release announcing extension of Exchange Offer.
99.(a)(1)(O)*	Form of email announcing extension of Exchange Offer.
99.(a)(1)(P)*	Form of email regarding the extension of the Exchange Offer.
99.(a)(1)(Q)	Press Release announcing close of Exchange Offer.
99.(b)	Not applicable.
99.(d)(1)	1997 Stock Incentive Program, filed as Exhibit 10.2 to QAD Inc. Registration Statement on Form S-1 filed with the Securities Exchange Commission on June 3, 1997 and incorporated herein by reference.
99.(d)(2)	2006 Stock Incentive Program, filed as Exhibit 4.4 to QAD Inc. Form S-8 filed with the Securities Exchange Commission on September 19, 2006 and incorporated herein by reference.
99.(d)(3)	Amendment No. 2 to 2006 Stock Incentive Program, filed as Exhibit 4.5 to QAD Inc. Form S-8 filed with the Securities and Exchange Commission on June 19, 2009.
99.(d)(4)*	Form of agreement to be issued representing the New SARs.
99.(g)	Not applicable.
99.(h)	Not applicable.

*	Previously Filed.

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